Lauren A. Engel

Associate

+1.215.963.5503

lauren.engel@morganlewis.com

April 17, 2020

FILED AS EDGAR CORRESPONDENCE

Valerie J. Lithotomos, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Schroder Series Trust 485(a) Filing (File Nos. 033-65632 and 811-07840)

Dear Ms. Lithotomos:

On behalf of our client, the Schroder Series Trust (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 105, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 108, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to Investor Shares of the Schroder Core Bond Fund (the “Fund”). Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please associate the Fund’s ticker symbol for the Investor Shares of the Fund with the class’s EDGAR class identifier.

Response. The requested change has been made.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Valerie J. Lithotomos, Esq.

April 17, 2020

Comments on the Prospectus

2.	Comment. If the Fund has not adopted a plan under Rule 12b-1, please consider revising the fee table to remove the line indicating that the Fund pays no 12b-1 fees.

Response. Although the Fund has not adopted a plan under Rule 12b-1, the Trust respectfully declines to make the requested change because it believes that the line clarifies that the Fund pays no 12b-1 fees.

3.	Comment. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds did not exceed 0.01% of the average daily net assets of the Fund during the prior fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” sub-caption to the “Annual Fund Operating Expenses” table and disclose in the sub-caption the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds during the prior fiscal year.

Response. The fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds did not exceed 0.01% of the average daily net assets of the Fund during the prior fiscal year.

4.	Comment. The Fund’s “Principal Investment Strategy” section states that “[t]he Fund seeks to achieve its investment objective by investing primarily in a portfolio of U.S. dollar-denominated, investment grade fixed income securities.” Please specify the amount of the Fund’s assets that will be invested in below investment grade securities.

Response. The Trust respectfully declines to make the requested change because the Fund does not impose a limit on below investment grade securities as part of the Fund’s Principal Investment Strategy.

5.	Comment. Please confirm and disclose that, in accordance with the Staff’s position, the Fund will value derivatives at their market, as opposed to notional, value for purposes of its 80% investment policy.

Response. While the Trust acknowledges the Staff’s position, it respectfully declines to make the requested confirmation and disclosure. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC’s statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

Valerie J. Lithotomos, Esq.

April 17, 2020

6.	Comment. In the Fund’s “Principal Investment Strategies” section, please state if there are any restrictions on the maturity of the Fund’s investments and/or if the Fund has a target maturity.

Response. The Trust respectfully declines to make the requested disclosures because there are not restrictions on the maturity of the Fund’s investments nor does the Fund have a target maturity as part of its Principal Investment Strategies.

7.	Comment. With respect to the Fund’s use of “effective duration,” please explain supplementally why the Fund’s duration would need to be adjusted since duration is already a measure of sensitivity to changes in interest rates.

Response. Duration does not take into account the impact of a change in the prepayment rate due to a decline in interest rates. The effective duration adjusts duration for the additional impact of prepayment on an instrument.

8.	Comment. In the Fund’s “Principal Investment Strategies” section, please provide additional disclosure with respect to the Adviser’s and Sub-Adviser’s evaluation of Environmental, Social and Governance (“ESG”) factors and how this evaluation influences their decisions to purchase or sell a security on behalf of the Fund.

Response. The requested change has been made.

9.	Comment. Please include a separate risk factor for the Fund related to the use of ESG criteria and investments in exchange traded funds (“ETFs”).

Response. The Trust respectfully declines to make the requested disclosures because the risk of using ESG criteria is addressed in “Active Investment Management Risk” and the risk of investing in ETFs is addressed in “Investments in Pooled Vehicles Risk.”

10.	Comment. Please confirm that cybersecurity risk is not a principal risk of investing in the Fund or, alternatively, add appropriate disclosure.

Valerie J. Lithotomos, Esq.

April 17, 2020

Response. The Adviser confirms that it does not currently expect cybersecurity risk to be a principal risk of investing in the Fund. The Trust notes, however, that cybersecurity risk is addressed in the “Additional Information and Risks Regarding the Fund’s Investment Strategies and Techniques” section.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5503.

Very truly yours,

/s/ Lauren A. Engel

Lauren A. Engel